NEWS  RELEASE
FOR  IMMEDIATE  RELEASE                            Contact:  Raymond  Brandstrom
April  30,  2003                                       Chief  Financial  Officer
                                                                  (206) 298-2909

                   EMERITUS ANNOUNCES DISPOSITION OF ARV STOCK

SEATTLE, WA, APRIL 30, 2003 -- Emeritus Assisted Living (AMEX: ESC) (Emeritus Corporation), a national provider of assisted living and related services to senior citizens, announced it has tendered all its outstanding shares of ARV Assisted Living common stock per the merger approval of ARV with Prometheus
Assisted Living LLC. The Company exchanged its 755,900 shares of stock for $3.90 per share receiving a total of $2.9 million in cash. The Company will also record a one-time gain of approximately $1.4 million in the second quarter of this year.

ABOUT  THE  COMPANY
Emeritus Assisted Living is a national provider of assisted living and related services to seniors. Emeritus is one of the largest developers and operators of freestanding assisted living communities throughout the United States. These communities provide a residential housing alternative for senior citizens who need help with the activities of daily living with an emphasis on assistance with personal care services to provide residents with an opportunity for support in the aging process. Emeritus currently holds interests in 178 communities representing capacity for approximately 18,500 residents in 33 states. Emeritus's common stock is traded on the American Stock Exchange under the symbol ESC, and its home page can be found on the Internet at www.emeritus.com.


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: A number of the matters and subject areas discussed in this press release that are not historical or current facts deal with the potential future circumstances, operations, and prospects. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from Emeritus's actual future experience as a result of such factors as: the effects of competition and economic conditions on the occupancy levels in Emeritus's communities; Emeritus's ability under current market conditions to maintain and increase its resident charges in accordance with rate enhancement programs without adversely affecting occupancy levels; increases in interest rates that would increase costs as a result of variable rate debt; ability of Emeritus to control community operation expenses, including insurance and utility costs, without adversely affecting the level of occupancy and the level of resident charges; the ability of Emeritus to generate cash flow sufficient to service its debt and other fixed payment requirements; Emeritus's ability to find sources of financing and capital on satisfactory terms to meet its cash requirements to the extent that they are not met by operations; and making satisfactory arrangements for the continued operation of the Emeritrust communities beyond June 30, 2003, when our management agreements for those communities expire. Emeritus has attempted to identify, in context, certain of the factors that they currently believe may cause actual future experience and results to differ from Emeritus's current expectations regarding the relevant matter or subject area. These and other risks and uncertainties are detailed in the Company's reports filed with the Securities and Exchange Commission (SEC), including Emeritus's Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.